May 9, 2005


via facsimile and U.S. mail

Mr. William W. Davis
Executive Vice President and Chief Financial Officer
Crosstex Energy, L.P.
2501 Cedar Springs
Dallas, Texas  75201


	Re:	Crosstex Energy, L.P.
		Form 10-K, Filed March 15, 2005
		File No. 000-50067


Dear Mr. Davis:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to the matters specifically addressed in this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis, page 18

Total Contractual Cash Obligations, page 28

1. Please explain why your table of Total Contractual Obligations does not include any physical or financial contract purchase commitments for natural gas.

Controls and Procedures, page 35

2. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of December 31, 2004, to provide reasonable assurance that the information required to be disclosed in your reports to or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission`s rules on forms. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) or 15d-15(e) for the definition of disclosure controls and procedures.

Financial Statements, page F-5

Consolidated Balance Sheets, page F-5

3. Clarify for us the origin of your Accrued revenues receivable and
Accrued gas purchases liability account balances.

Note 2 - Significant Accounting Policies, page F-10

(h)	Commodity Risk Management, page F-13

4. Please expand your disclosure to comply fully with the disclosure requirements of SFAS 133, paragraphs 44 and 45, including specifically:

* For derivative financial instruments not designated as hedges, a description of the purpose of the derivative activities.

* For both fair value hedges and cash flow hedges, the net gain or loss recognized in earnings representing the hedges` ineffectiveness and the component of the derivative instruments` gain or loss, if any, excluded from the assessment of hedge effectiveness, and a description of where the net gain or loss is reported in the Consolidated Statements of Operations.

* For all derivative financial instruments not designated as hedges, the net gain or loss amounts recognized in earnings for each reporting period and where such amounts are reported in the Consolidated Statements of Operations.

* For cash flow hedges, the estimated net amount of the existing gains or losses at the reporting date that is expected to be reclassified into earnings within the next 12 months.

Further guidance may be found in Section K.2 of the "Current
Accounting and Disclosure Issues in the Division of Corporation
Finance" on our website at
http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P656_106359
..


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing(s); and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).





      You may contact Lily Dang at (202) 824-5581 or Jenifer
Gallagher at (202) 942-1923 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director


??

??

??

??

Crosstex Energy, L.P.
May 9, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE